May 21, 2014

Via Edgar

John Reynolds

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Foresight Energy LP
Amendments No. 7 and No. 8 to Registration Statement on Form S-1
Filed May 7, 2014 and May 9, 2014
File No. 333-179304

Dear Mr. Reynolds:

This letter sets forth Foresight Energy LP’s (the “Partnership”) responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in your letter dated May 20, 2014 (the “Comment Letter”), regarding the above referenced Registration Statement on Form S-1 (the “Registration Statement”). The Partnership has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 9 to the Registration Statement (“Amendment No. 9”), which reflects these revisions.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Capitalized terms used and not defined have the meanings given in Amendment No. 9. Page and caption references in the text of this letter correspond to pages and captions in Amendment No. 9 unless stated otherwise.

Dilution, page 59

1.	Please expand your disclosure to clarify how pro forma net tangible book value (before the offering) of the contributed assets and liabilities will be derived from your March 31, 2014 financial statements.

Response: The Registration Statement has been revised in response to the Staff’s comment. Please see page 59 of Amendment No. 9.

Capitalization, page 60

2.	Please expand the footnote disclosure to your capitalization table to explain how the “As Adjusted” Term Facility balance will change from the “Actual” amount, if applicable.

Response: The Registration Statement has been revised in response to the Staff’s comment. Please see pages 60 and 61 of Amendment No. 9.

3.	Please expand your disclosure in footnote (5) to your capitalization table to include a discussion of the terms of the sale of the longwall shields, whether any gain or loss is expected to be recognized, and whether or not the proceeds from their sale are expected to impact your “As Adjusted” cash and cash equivalents balance.

Response: The Registration Statement has been revised in response to the Staff’s comment. Please see pages 60 and 61 of Amendment No. 9.

4.	Please expand the footnote disclosure to your capitalization table as to explain how the “As Adjusted” Foresight Energy LP partners’ capital amounts will be derived.

Response: The Registration Statement has been revised in response to the Staff’s comment. Please see pages 60 and 61 of Amendment No. 9.

Contract Mining Agreement, page 125

5.	We note your revised disclosure regarding your contract mining agreements. With a view to disclosure, please advise us of any other relationships between David Jude, the President of Coal Field Transports, Inc., Chris Cline and their affiliates.

The Partnership acknowledges the Staff’s comment and respectfully advises the Staff that the President of Coal Field Transports, Inc. and Chris Cline have no familial relationship and the only other business relationship, other than as described in Response #7 below or in the Registration Statement, is:

•	a nominal interest by Coal Field Transports, Inc. in Soaring Eagle Aviation LLC, an entity owned by Cline Resource and Development Company that owns a very light jet called an Eclipse with a total enterprise value of approximately $1.2 million. This arrangement was entered into in 2008.

In addition, we advise the Staff that Cindy Bower, CPA, a third party, leases office space at Suite B, 430 Harper Park Drive, Beckley, West Virginia, and performs services for Coal Field Transports, Inc. Mr. Cline has other employees of Cline Resource and Development at Suite A in the same complex. When limited liability companies (or similar corporate entities) are formed by Coal Field Transports, Inc. as their sole member, Ms. Bower, as accountant for such entities, allows Coal Field Transports to utilize her Harper Drive address as the notice address. Ms. Bower has leased this space from Cline Resource & Development for at least 20 years. Her firm is the accountant for Coal Field Transports, Inc. and its subsidiaries and her office is designated as the notice address for Coal Field Transports and its subsidiaries in substantially all of their contracts. Her firm also provides other services to Coal Field Transport, including processing corporate documentation, processing notices, payroll and tax services. Ms. Bower is not related to, nor affiliated with either Coal Field Transports or Cline Development and Resources or their affiliates. Ms. Bower also provides certain tax and payroll services to our Sponsor and the Partnership as well as similar services for other third parties.

No other business relationship among the parties exists. In light of the foregoing, the Partnership does not believe that any additional disclosure in the Registration Statement is necessary or appropriate.

6.	We note your revised disclosure here and elsewhere in response to prior comment 2, including references to “minimal day-to-day supervision” and reports addressing “key management performance indicators.” We believe investors should be provided information regarding the experience and qualifications of the contract miners’ supervisors and executives who conduct your mining operations. In this regard, it is unclear why your “Partnership managers” are not addressed in the Employees discussion on page 136. Please revise accordingly.

Response: The Partnership acknowledges the Staff’s comment and has revised the Registration Statement, see pages 32, 126, 127 and 137. Note that while Messrs. Beyer and Moravec oversee the performance and relationship with each of the contract mining operators, each operator is in turn managed by a senior mine manager or executive employed by the contract mining operator, and in each case such senior mine manager or executive has extensive experience in mining as noted in the revised disclosure.

7.	Additionally, we note the statement on page 32 that you have had a relationship with the parent company that owns your contract mining operators since your inception, “and this structure is similar to the one that [y]our Principal Strategy Advisor has implemented at previous mine developments over the past 25 years.” With a view to clarifying disclosure, please identify and advise us of the nature of Mr. Cline’s other mine developments using Coal Field Transports.

The Partnership acknowledges the Staff’s comment and respectfully advises the Staff that we have revised the disclosure in the Registration Statement on page 32. Mr. Cline has utilized and currently utilizes the services of Coal Field Transports at other mining operations in West Virginia and Ohio, but none of these operations are owned or operated by Foresight. The nature of these other relationships is similar to the use of the contract mining operators by Foresight as discussed in the Registration Statement. In addition, similar contractor relationships are employed at transportation facilities controlled by Mr. Cline, Sitran and Convent Marine Terminal. Details concerning these relationships have been added to page 32 of the Registration Statement.

Exhibits

8.	Please file the remaining exhibits that have not been filed allowing a reasonable time for review. Also, please file complete exhibits. We note that certain exhibits such as exhibit 10.33 appear to be missing attachments including exhibits and schedules. Please clarify which exhibits represent the leases between Colt LLC and Macoupin Energy LLC.

Response: The Partnership acknowledges the Staff’s comment and respectfully advises the Staff that it has filed all remaining exhibits with Amendment No. 9 including the underwriting agreement and required opinions. The Partnership further advises the Staff that it will re-file Exhibit 10.33 to include previously missing exhibits thereto and will continue to review to the extent any further filings are required. The Partnership advises the Staff that it believes that the leases between Colt LLC and Macoupin Energy LLC are not material and do not otherwise meet the requirements of Item 601 of Regulation S-K and therefore need not be filed.

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The Partnership hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request the Staff contact Oscar Martinez, our Chief Financial Officer, at (314) 932-6102 or oscar.martinez@foresight.com with any questions or comments regarding this letter.

Sincerely,

/s/ Michael J. Beyer
Michael J. Beyer Chief Executive Officer and President

cc:	Oscar Martinez (Foresight Energy LP)
Rashda M. Buttar (Foresight Energy LP)
William J. Miller (Cahill Gordon & Reindel LLP)
Kimberly C. Petillo-Décossard (Cahill Gordon & Reindel LLP)